Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS STRONG RESULTS
IN THE FIRST QUARTER OF 2011

MONTREAL, Quebec, Canada, May 12, 2011 - Richmont Mines Inc. (TSX - NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to announce financial and operational results for its first quarter ended March 31, 2011. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q1 2011 net earnings of $8.7 million, or $0.28 per share, versus Q1 2010 net earnings of $1.8 million, or $0.07 per share;

  Gold sales of 19,234 ounces at an average selling price of US$1,389 (CAN$1,369) in Q1 2011, versus gold sales of 15,841 ounces at an average selling price of US$1,116 (CAN$1,149) in the prior year;

  Significant increase in resource base at Wasamac; 35,000 metre drill program on Wasamac in 2011 continues to yield positive results;

  Strong initial drill result on Monique property; exploration program extended to 8,170 metres from 5,500 metres;

  Sale of Valentine Lake property completed for proceeds of CAN$3.0 million;

  Strong financial position: $47.0 million in cash and cash equivalents and no long-term debt at March 31, 2011.

Commenting on the first quarter, Mr. Martin Rivard, President and CEO of Richmont Mines noted: “We are very pleased with our first quarter results. Recovered grades were notably higher at both of our operating mines year-over-year, with grades up 22% at the Island Gold Mine and up 37% at our Beaufor Mine. Island Gold Mine had a particularly strong first quarter, with tonnage levels and gold recovery rates also improving by a respective 7% and 2% year-over-year. Combined, these factors translated into a first quarter cost per tonne at Island Gold of $128, a notable 13% decrease from the 2010 annual rate of $147 per tonne for this mine. Recovered grades improved significantly at Beaufor, 18,826 tonnes of ore were processed this quarter and the remaining stockpile of 7,932 tonnes available at the end of Q1 was processed in Q2. This, in conjunction with the fact that more development is necessary to access ore zones at this mine, resulted in higher cash costs. As we have stated in the past, extensive development will be needed to access mining zones at Beaufor on a go-forward basis and, as a result, cash costs will remain at current levels. However, we continue to assess our mining plans in order to reach mineable reserves more efficiently, and are also actively evaluating the potential of promising near-surface zones on the property.”

Commenting on the Company’s exploration efforts, Mr. Rivard added: “On the exploration front, we had a very active quarter. We completed 9,900 out of our planned 35,000 metre exploration program on Wasamac in 2011, and approximately 8,000 metres of exploration drilling on our Monique property. To date, preliminary drill results at both of these projects have been very favourable, and we look forward to further evaluating their potential long-term benefit for the Company as 2011 progresses.”

RICHMONT MINES REPORTS STRONG RESULTS IN THE FIRST QUARTER OF 2011
May 12, 2011

Revenue for the first quarter of 2011 was $26.4 million up 32% from revenues of $20.0 million in the first quarter of 2010. A total of 19,234 ounces of gold were sold at an average price of US$1,389 (CAN$1,369) per ounce in the current quarter, versus gold sales of 15,841 ounces and an average realized sales price of US$1,116 (CAN$1,149) per ounce in the same period last year. Total precious metals revenue increased notably to $26.3 million from $18.2 million in the first quarter of 2010, a reflection of the 21% increase in the number of ounces sold, and the 19% increase in the average selling price per ounce in Canadian dollars.

Cost of sales, which includes operating costs, royalties, custom milling expenses and some related amortization expense, totalled $16.5 million in the first quarter of 2011, up slightly from $16.1 million in the comparable period last year. The increase reflected higher costs per tonne at the Beaufor Mine, increased milling costs and higher amortization expense related to increased sales and a higher depreciation rate. These were partially mitigated by lower custom milling expenses reflecting the fact that no custom milling was performed during the current quarter. The average cash cost per ounce of gold sold declined 12% in US dollar terms and 15% in Canadian dollar terms, to US$743 (CAN$732) in the first quarter, from US$841 (CAN$866) in the first quarter of 2010. This substantial decline was mostly driven by higher recovered grades at both operating mines and higher tonnage at the Island Gold Mine.

Exploration and project evaluation costs totalled $0.9 million in the first quarter of 2011, versus $0.8 million spent in the same period last year. However, when excluding exploration tax credits of $1.6 million during the current quarter and $0.4 million in the comparable period of 2010, exploration and project evaluation costs were $2.5 million and $1.2 million respectively. The year-over-year increase was driven by a significant expansion in exploration drilling, most notably on the Wasamac and Monique properties. On a segmented basis, exploration costs before tax credits were approximately $0.2 million at the Beaufor Mine, $0.4 million at the Island Gold Mine, $0.7 million on Wasamac, and $0.9 million on Monique, while exploration and project evaluations costs at other properties amounted to $0.3 million during the current quarter.

Net earnings for the first quarter of 2011, which include proceeds from the sale of Valentine Lake, increased significantly to $8.7 million, or $0.28 per share, compared with net earnings of $1.8 million, or $0.07 per share, in the first quarter of 2010.

First Quarter News

Wasamac Exploration Property

Richmont announced a significant increase in the estimated resource base for the Wasamac property during the first quarter of 2011. Specifically, Measured and Indicated Resources for the property as of December 31, 2010, were estimated at 5,093,180 tonnes grading 2.51 g/t Au for 411,073 ounces of gold, and Inferred Resources were estimated at 11,515,020 tonnes grading 2.72 g/t Au for 1,007,875 ounces of gold, a notable increase from 285,200 ounces of Inferred Resources at December 31, 2009. An R 43-101 technical report was filed on April 1, 2011. Please see the February 17, 2011 press release entitled “Richmont Mines announces Resources of over 1 million ounces of gold at its Wasamac property” for additional details.

The Company also announced that it would complete an additional 35,000 m of drilling on Wasamac in 2011, with the main objective of expanding overall resources and setting the parameters for completing a scoping study by the end of 2011. Drilling is focused along a horizontal strike length of 2 km, and is targeting a maximum vertical depth of approximately -800 metres. Preliminary results from the first 9,900 metres completed on this campaign in 2011 have been favourable. Specifically, new results include 3.45 g/t Au over 46.60 metres, 2.66 g/t Au over 68.42 metres, 2.16 g/t Au over 65.66 metres, and 3.38 g/t Au over 13.68 metres. These results further reaffirm the Company’s view that the property has the potential for an underground bulk mining operation.

RICHMONT MINES REPORTS STRONG RESULTS IN THE FIRST QUARTER OF 2011
May 12, 2011

Option Agreement Signed with Globex

In May 2011, the Company announced that it had entered into an option agreement with Globex Mining Enterprises Inc. to acquire a 100% interest in 5 claims adjacent to Richmont’s Wasamac property. The Company plans to begin exploration work on the land package this summer, with the objective of verifying the potential presence of mineralized trends similar to those observed on the Wasamac property at deeper elevations. The 5 claims cover a total area of 2.07 km2 (207 hectares), are less than 15 km west of Rouyn-Noranda, Quebec, and are approximately 10 km east of the Company’s Francoeur Mine. Please see the May 9, 2011 press release entitled “Richmont mines signs option agreement with Globex; Expands Wasamac exploration package” for details.

Monique Exploration Property

Following very favourable initial results from the drill program on the Monique property, Richmont announced that the 2011 program was extended from 5,500 to 8,170 metres and that results obtained to date reaffirmed the Company’s commitment to the project. Specifically, preliminary results obtained from the G Zone included 6.76 g/t Au over 12.9 metres, 8.07 g/t Au over 10.0 metres, 4.25 g/t Au over 17.1 metres, and 6.20 g/t Au over 11.1 metres (all true widths). The Company similarly noted that geotechnical work and condemnation drilling on the property were progressing well, and that results from the drilling program will be used to complete an R 43-101 compliant technical report during the fourth quarter of 2011. Richmont also announced that it had met all of the requirements of the option agreement with SOQUEM and that, consequently, SOQUEM’S 19% ownership transfer was underway. Please see the April 11, 2011 press release entitled “Monique work commitment completed; Initial drill results confirm strong near surface gold mineralization” for additional details.

Francoeur Mine

A total of $3.8 million has been invested at the Francoeur Mine in the first three months of the year, as development efforts are progressing with 2,331 metres of underground development and 5,792 metres of definition drilling completed as of March 31, 2011. Drift excavation is focused on levels 15, 16 and 17. While access to the mineralized zone was achieved on level 15, development to reach the West Zone on levels 16 and 17 is expected to be completed in the third quarter of 2011. Definition drilling in the area above level 15 has not confirmed a sufficient number of mining areas to support an acceptable production rate. To achieve this, additional development as well as stope preparation work is required on levels 16 and 17. The Company anticipates that milling of development ore will begin in the third quarter of 2011. However, commercial production levels will not be reached in mid-2011 as previously planned, but should be achieved in the first quarter of 2012. Despite challenging conditions to recruit specialized workers, the Company is pleased to report that the Francoeur Mine work force at the end of the quarter totalled 90 employees. The mine has an annual estimated production rate of 35,000 ounces of gold for an initial mine life of four years.

Sale of Valentine Lake Property Completed

In January 2011, the Company announced that it had received the $3.0 million payment from Mountain Lake Resources Inc. ("Mountain Lake") that was required to fulfill the final condition set out in the February 2009 option agreement, giving Mountain Lake the option to acquire Richmont's 70% interest in the Valentine Lake property, located in Newfoundland. In accordance with the terms set out in the agreement, Mountain Lake paid Richmont an option fee of 2,500,000 of its common shares in April 2009, incurred $1.0 million of exploration and development expenditures on the property, and paid Richmont a sum of $3.0 million in cash on January 24, 2011. With all conditions met, Richmont proceeded with the transfer of its 70% interest in the Valentine Lake property to Mountain Lake.

RICHMONT MINES REPORTS STRONG RESULTS IN THE FIRST QUARTER OF 2011
May 12, 2011

Strong Cash Position and Solid Capital Structure
Cash and cash equivalents totalled $47.0 million at March 31, 2011, up 18% or $7.0 million from the December 31, 2010 year-end level of $40.0 million. While this includes $3.0 million obtained from the sale of the Valentine Lake property, this was achieved despite the Company’s $8.6 million of capital expenditures, and exploration and project evaluation investments made during the quarter. The cash equivalents included $10.6 million of term deposits with high level credit ratings and $36.4 million in cash deposited in Canadian chartered banks.

As of March 31, 2011, Richmont Mines had 431 employees, working capital of $50.0 million, 31.4 million shares outstanding and continued to have no long-term debt obligations and no hedging contracts.

Island Gold Mine
	Three months ended
	March 31,	March 31,
	2011	2010
Tonnes	72,380	67,735
Head grade (g/t)	6.39	5.37
Gold recovery (%)	95.73	93.49
Recovered grade (g/t)	6.12	5.02
Ounces sold	14,233	10,938
Cash cost per ounce (US$)	661	845

During the first quarter of 2011, the Island Gold Mine processed 72,380 tonnes of ore, a 7% increase over the 67,735 tonnes of ore processed in the first quarter of 2010. The improvement reflects heightened productivity levels at the mine and at the mill, which attained an average daily output of 736 tonnes per day in the current quarter that was driven by the mill expansion completed at the end of the third quarter of 2010. The cash cost per ounce sold improved notably to US$661 (CAN$651) in the current quarter, from US$845 (CAN$870) last year, primarily due to a higher average recovered grade of 6.12 g/t in the quarter, versus 5.02 g/t in the prior year and a lower year-over-year cost per tonne. Similarly, an improved recovery rate of 95.73% versus 93.49% last year, driven by the expanded mill capacity that permitted a finer grinding of the ore, also favourably impacted cash cost per ounce during the quarter. The Island Gold Mine sold a total of 14,233 ounces of gold at an average price of US$1,384 (CAN$1,364) in the first quarter of 2011, versus gold sales of 10,938 ounces at an average price of US$1,120 (CAN$1,154) per ounce in the comparable period last year.

Beaufor Mine
	Three months ended
	March 31,	March 31,
	2011	2010
Tonnes	18,826	25,262
Head grade (g/t)	8.38	6.15
Gold recovery (%)	98.58	98.16
Recovered grade (g/t)	8.26	6.04
Ounces sold	5,001	4,903
Cash cost per ounce (US$)	975	832

RICHMONT MINES REPORTS STRONG RESULTS IN THE FIRST QUARTER OF 2011
May 12, 2011

A total of 18,826 tonnes were processed from the Beaufor Mine in the first quarter of 2011, below the 25,262 tonnes processed in the comparable period of 2010. The mine output was on budget for the quarter, however a 7,932 tonne stockpile was not processed before the end of the first quarter. These tonnes have since been processed at the Camflo Mill, and will be recorded in the second quarter. While tonnage was down year-over-year, recovered grade improved significantly to 8.26 g/t in the current quarter from 6.04 g/t in the prior year, as higher grade development ore and stopes were accessed, primarily below the 20th level of the mine. Total cash cost per ounce produced rose to US$975 (CAN$961) in the current quarter, from US$832 (CAN$856) in the prior year, a reflection of lower tonnage, higher mining costs associated with increased development needed to access the mining areas, and higher milling costs due to the limited quantity of ore processed during the quarter. While the Company continues to anticipate that extensive development will be needed to access mining zones at Beaufor on a go-forward basis, recovered grades are expected to remain favourable as better grade mining areas continue to be accessed during the remainder of the year. A total of 5,001 ounces of gold were sold in the first quarter of 2011 at an average price of US$1,404 (CAN$1,384), compared to 4,903 ounces of gold sold at an average price of US$1,107 (CAN$1,140) in the comparable period of 2010.

Outlook
Mr. Martin Rivard, President and CEO of Richmont Mines commented: “In addition to continuing to focus on optimizing production efficiencies at both our operating mines, one of our primary objectives for the remainder of 2011 is to significantly advance our exploration programs on our Wasamac and Monique properties. Furthermore, we are intently focused on bringing the Francoeur Mine into commercial production, and while this is taking more time than originally planned, we are reaffirming our production guidance of 80,000 – 85,000 ounces of gold for 2011. Last but certainly not least, we are also continuing to evaluate potential acquisition and partnership opportunities that will enable us to grow our reserve base and increase our production profile for the future.”

Annual and Special General Meeting
The Company will hold its Annual Meeting on Friday, May 13, 2011 in the Elisabeth conference room at the Mount Stephen Club at 9:00 am EST. The club is located at 1440 Drummond, in Montreal, Quebec. The annual meeting presentation will be available on the Company’s website shortly thereafter.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Company currently produces gold from its Island Gold and Beaufor mines, and is currently advancing the Francoeur Mine to commercial production, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

RICHMONT MINES REPORTS STRONG RESULTS IN THE FIRST QUARTER OF 2011
May 12, 2011

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS STRONG RESULTS IN THE FIRST QUARTER OF 2011
May 12, 2011

EXPLORATION AND PROJECT EVALUATION
	Three months ended
	March 31,	March 31,
	2011	2010
	$	$

Exploration costs – Mines
Beaufor	231	296
Island Gold	436	484
Francoeur	38	35
	705	815

Exploration costs – Other properties
Wasamac	740	35
Monique	916	1
Other	32	213
Project evaluation	97	116

	1,785	365

Exploration and project evaluation before depreciation and exploration tax credits	2,490	1,180

Depreciation	36	34
Exploration tax credits	(1,632)	(404)
	894	810

RICHMONT MINES REPORTS STRONG RESULTS IN THE FIRST QUARTER OF 2011
May 12, 2011

FINANCIAL DATA
	Three-month period
	ended March 31,
CAN$	2011	2010

Results (in thousands of $)
Revenue	26,429	19,964
Net earnings	8,712	1,842
Cash flow from operating activities	9,610	5,208

Results per share ($)
Net earnings basic	0.28	0.07
Net earnings diluted	0.27	0.07
Cash flow from operating activities	0.31	0.20

Basic weighted average number of common shares outstanding (thousands)	31,271	26,111
Diluted weighted average number of common shares outstanding (thousands)	31,763	26,315

Average selling price of gold per ounce	1,369	1,149
Average selling price of gold per ounce (US$)	1,389	1,116

	March 31,	December 31,
	2011	2010

Financial position (in thousands of $)
Total assets	128,516	115,305
Working capital	50,045	43,880
Long-term debt	-	-

SALES AND PRODUCTION DATA

Three-month period ended March 31,

Ounces of gold

				Cash cost

Year

Sales

Production

(per ounce sold)

US$

CAN$

Island Gold Mine	2011	14,233	14,430	661	651
	2010	10,938	9,529	845	870
Beaufor Mine	2011	5,001	4,467	975	961
	2010	4,903	5,635	832	856
Total	2011	19,234	18,897	743	732
	2010	15,841	15,164	841	866

Average exchange rate used for 2010: US$1 = CAN$1.0299
2011 estimated exchange rate: US$1 = CAN$0.9855

RICHMONT MINES REPORTS STRONG RESULTS IN THE FIRST QUARTER OF 2011
May 12, 2011

CONSOLIDATED INCOME STATEMENT
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2011	2010
	$	$

REVENUE
Precious metals	26,338	18,207
Other income	91	1,757

	26,429	19,964

EXPENSES
Cost of sales	16,455	16,062
Exploration and project evaluation	894	810
Administration	1,301	1,105
Gain on disposal of long term assets	(3,000)	(489)

	15,650	17,488

OPERATING EARNINGS	10 779	2 476

Accretion expense – asset retirement obligations	32	29
Financial revenue	(51)	(30)

EARNINGS BEFORE MINING AND INCOME TAXES	10,798	2,477

MINING AND INCOME TAXES	2,086	612

NET EARNINGS FOR THE PERIOD	8,712	1,865

NET EARNINGS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	23

NET EARNINGS ATTRIBUABLE TO
RICHMONT MINES SHAREHOLDERS	8,712	1,842

EARNINGS PER SHARE
basic	0.28	0.07
diluted	0.27	0.07

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (thousands)	31,271	26,111

DILUTED WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (thousands)	31,763	26,315

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS STRONG RESULTS IN THE FIRST QUARTER OF 2011
May 12, 2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
(Unaudited)	March 31,	December 31,
	2011	2010
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	47,048	40,030
Shares of publicly-traded companies	1,026	1,311
Receivables	1,714	1,892
Income and mining tax assets	1,638	1,745
Exploration tax credits receivable	4,460	3,474
Inventories	9,231	7,364

	65,117	55,816

RESTRICTED DEPOSITS	290	290

PROPERTY, PLANT AND EQUIPMENT	63,109	59,199

TOTAL ASSETS	128,516	115,305

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	11,193	9,262
Income and mining taxes payable	3,879	2,674

	15,072	11,936

ASSET RETIREMENT OBLIGATIONS	6,375	6,343

DEFERRED MINING TAXES	3,117	2,235

TOTAL LIABILITIES	24,564	20,514

EQUITY

Share capital	89,417	88,743
Contributed surplus	6,743	6,709
Retained earnings	7,234	(1,478)
Accumulated other comprehensive income	558	817

TOTAL EQUITY ATTRIBUTABLE TO
RICHMONT MINES SHAREHOLDERS	103,952	94,791

TOTAL EQUITY AND LIABILITIES	128,516	115,305

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS STRONG RESULTS IN THE FIRST QUARTER OF 2011
May 12, 2011

CONSOLIDATED STATEMENT OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2011	2010
	$	$

OPERATING ACTIVITIES
Net earnings before mining and income taxes for the period	10,798	2,477
Taxes received	108	305
Adjustments for:
Depreciation and depletion	2,440	1,458
Stock-based compensation	216	276
Accretion expense – asset retirement obligations	32	29
Gain on disposal of long-term assets	(3,000)	(489)
Gain on disposal of shares of publicly-traded companies	(43)	-

	10,551	4,056

Net change in non-cash working capital items	(941)	1,152

Cash flow from operating activities	9,610	5,208

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	69	-
Property, plant and equipment – Francoeur Mine	(3,819)	(1,300)
Property, plant and equipment – Island Gold Mine	(1,334)	(1,485)
Property, plant and equipment – Beaufor Mine	(907)	(698)
Property, plant and equipment – Other	(93)	(92)
Disposition of long-term assets	3,000	533

Cash used in investing activities	(3,084)	(3,042)

FINANCING ACTIVITIES
Issue of common shares	492	34

Cash flow from financing activities	492	34

Net change in cash and cash equivalents	7,018	2,200

Cash and cash equivalents, beginning of period	40,030	21,139

Cash and cash equivalents, end of period	47,048	23,339

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).